Exhibit 4.5

ALLOCATION AGREEMENT

This Allocation Agreement (the “Agreement”) is made and entered into as of November 8, 2015, by and between AppDynamics, Inc., a Delaware corporation (the “Company”) and Adage Capital Partners, LP (the “Investor”). All capitalized terms not otherwise defined shall have the respective meanings ascribed thereto in Section 4.

WHEREAS, concurrently with the execution of this Agreement, (i) the Company and (ii) the Investor and certain other investors (collectively, the “Series F Investors”) are executing an Amended and Restated Series F Preferred Stock Purchase Agreement (the “Series F Agreement”) which amends and restates that certain Series F Preferred Stock Purchase Agreement dated October 16, 2015 (the “Prior Agreement”), pursuant to which the Investor purchased shares of the Company’s Series F Preferred Stock (the “Series F Stock”);

WHEREAS, the purchase and sale of the Series F Stock pursuant to the Series F Agreement and the Prior Agreement is referred to herein as the “Series F Financing”; and

WHEREAS, in consideration of the Investor acting as a lead investor in the Series F Financing, the Company agrees to make certain arrangements to allow the Investor to participate in a future offering of the Company’s Common Stock in accordance with the terms and conditions contained herein.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, and for other good and valuable consideration, the parties hereto agree as follows:

1. Allocation of Shares and Private Placement Right.

1.1 Allocation. Subject to the requirements of the Securities Laws and Regulations and subject to the other provisions of this Agreement, the Company agrees to use its reasonable best efforts (including reasonable cooperation with respect to obtaining applicable regulatory clearances) to provide Investor with the right, but not the obligation, to purchase from the Company, in a separate and contemporaneous private placement transaction exempt from registration with the SEC (the “Private Placement”), up to the Investor Maximum Allocated Shares on the terms set forth in this Agreement. Any such purchase of shares of Common Stock shall be at the same price per share at which such shares of Common Stock are being offered to the public pursuant to the Company’s registration statement with respect to a Qualified IPO.

1.2 Notice of Qualified IPO. Within fifteen (15) business days after the Company first submits to, or files with, the SEC a registration statement covering shares of its Common Stock for a Qualified IPO , the Company will notify the Investor in writing (the “Offering Notice”) of the Company’s intent to undertake the Qualified IPO, which shall include, if known at the time of such Offering Notice, (i) the approximate date that the Company expects to print and distribute preliminary prospectuses relating to the Qualified IPO, (ii) the anticipated closing date of the Qualified IPO and (iii) the actual number of shares of Common Stock to be allocated to the Investor. The Company and the Investor acknowledge that the schedule will be based upon the Company’s reasonable best estimate at the time of the Offering Notice but that such schedule is subject to substantial revision based upon market conditions, disclosure issues that may arise during the preparation of the registration statement, interaction with the SEC regarding the registration statement and other factors.

1.3 Preliminary Indication of Interest. No later than fifteen (15) business days after the delivery of the Offering Notice (the “Response Period”), the Investor may provide the Company with a non-binding written statement setting forth the aggregate dollar amount that the Investor is interested in purchasing in the Private Placement. The Company and the Investor acknowledge that this indication of interest is not intended to be an offer to purchase from the Investor but merely an indication of interest to assist the Company in structuring the Private Placement and preparing appropriate disclosure in the registration statement. The failure by the Investor to notify the Company within the Response Period of its interest in purchasing shares in the Private Placement shall terminate the Investor’s right to purchase shares pursuant to the Private Placement, unless the Qualified IPO is not completed within one hundred eighty (180) days of the Offering Notice; in which case the Company shall not complete a Qualified IPO without again complying with the provisions of this Section 1.

1.4 Final Indication of Interest. No later than the time at which the managing underwriters for the Qualified IPO obtain final indications of interest from potential purchasers in the Qualified IPO (the “Pricing Deadline”), the Investor must provide the Company with the Investor’s final indication of interest setting forth the number of shares of Common Stock that the Investor is interested in purchasing in the Private Placement. The failure by the Investor to notify the Company by the Pricing Deadline of its interest in purchasing shares in the Private Placement shall terminate the Investor’s right to purchase shares pursuant to the Private Placement, unless the Qualified IPO is not completed within one hundred eighty (180) days of the Offering Notice; in which case the Company shall not complete a Qualified IPO without again complying with the provisions of this Section 1.

1.5 Compliance with Securities Laws and Regulations. Notwithstanding the Company’s exercise of its reasonable best efforts in accordance with Section 1.1, in the event that any such Private Placement would, in the Company’s reasonable judgment, based on the advice of counsel for the Company and following consultation with the Investor, be deemed invalid as a private placement under the Act for any reason (including but not limited to by reason of the doctrine of “integration” with the Qualified IPO) or would otherwise conflict with any Securities Laws and Regulations or give rise to any other legal impediment or legal requirement that would prevent or materially delay the consummation of or unreasonably interfere with the Qualified IPO, then the Private Placement shall not occur and the Company, on the one hand, and the Investor, on the other hand, shall have no liability or obligation to one another in connection therewith; provided, however, that in such event the Company will discuss good faith alternatives with the Investor and use reasonable best efforts to provide the Investor with a substantially equivalent investment opportunity.

1.6 Closing. The closing of the Investor’s purchase of shares in the Private Placement pursuant to this Agreement shall take place substantially simultaneously with the closing of the Company’s sale of shares to the underwriters in the Qualified IPO. The Company and the Investor agree that the terms and conditions of the Investor’s purchase of shares in the Private Placement pursuant to this Agreement will be memorialized in, and governed by, a mutually agreeable written stock purchase agreement between the Company and the Investor (the “Private Placement SPA”) with customary terms and provisions for such a transaction. The Investor and the Company agree to sign such other mutually agreed upon reasonable and customary documents, and take such other reasonable and customary actions as other party may reasonably request, in connection with such closing.

1.7 Conditionality. The right of the Investor to purchase shares in the Private Placement under this Section 1 shall be conditioned, in each case, upon the completion of the Qualified IPO. The Company may withdraw any registration statement for a Qualified IPO at any time without thereby incurring any liability to the Investor or any permitted assignee of the Investor or other party that has been apportioned rights hereunder.

1.8 Registration Rights. Any shares purchased by the Investor in the Private Placement shall be deemed to be “Registrable Securities” as such term is defined in Section 1.1 of the Investors’ Rights Agreement.

2. Qualified IPO Only. For the avoidance of doubt, subject to the obligations of the Company set forth in the proviso to Section 1.5, the right of the Investor to purchase shares in the Private Placement under this Agreement shall only be applicable to any Private Placement conducted in connection with a Qualified IPO and not to any other offering of securities by the Company, either before or after the consummation of the Qualified IPO. In the event that the Company undertakes to offer securities pursuant to a firm commitment underwritten public offering under the Act that does not qualify as a Qualified IPO, the Investor shall have no rights or obligations under this Agreement in respect of, or as a result of, such offering, including without limitation, the rights and obligations described in Section 1 above, but this Agreement and all rights and obligations hereunder shall remain in full force and effect until terminated pursuant to Section 6.7 below.

3. Restricted Securities.

3.1 Restricted Securities and Market Stand-Off Terms. The Investor hereby agrees that any shares of Common Stock acquired by the Investor pursuant to this Agreement shall be deemed to be “Restricted Securities” as such term is defined in Section 1.1 of the Investors’ Rights Agreement and as such shall be subject to Sections 2.8, 2.10 and 2.12 of the Investors’ Rights Agreement.

3.2 Legend. In order to enforce the foregoing covenant, the Company shall have the right to place the following restrictive legend on the certificates representing the shares subject to this section and to impose stop transfer instructions with respect to such shares until the end of such period:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD AFTER THE EFFECTIVE DATE OF THE ISSUER’S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER’S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SHARES.

3.3 Additional Agreement. The Investor acknowledges its obligation pursuant to Section 2.10 of the Investors’ Rights Agreement to execute a market standoff agreement with the underwriters in an Initial Public Offering (as defined in the Investors’ Rights Agreement) in customary form and consistent with the provisions of Section 2.10 of the Investors’ Rights Agreement, subject to the limitations set forth in the Investors’ Rights Agreement.

4. Certain Defined Terms. In addition to the terms defined above, the following terms shall have the following meanings:

“Act” means the Securities Act of 1933, as amended.

“Affiliate” means, with respect to any specified person, any other person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified person, including, without limitation, any direct or indirect subsidiary of such person that is at least 50% controlled by such person, general partner, officer, director or manager of such person and any venture capital or other investment fund now or hereafter existing that is controlled by one or more general partners or managing members of, or is under common investment management with, such person.

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“FINRA” means the Financial Industry Regulatory Authority, Inc. and any successor organizations or entities thereto.

“Investor Maximum Allocated Shares” means the number of shares of Common Stock equal to $2.5 million divided by the Qualified IPO price per share.

“Investors’ Rights Agreement” shall mean that certain Sixth Amended and Restated Investors’ Rights Agreement dated as of the date hereof, among the Company, the Series F Investors and certain other parties thereto, as amended or restated from time to time.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Qualified IPO” means the Company’s first firm commitment underwritten public offering of its Common Stock under the Act, provided that such offering results in aggregate gross cash proceeds to the Company of not less than $100,000,000 in the aggregate.

“register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

“SEC” means the Securities and Exchange Commission.

“Securities Laws and Regulations” means (i) all applicable federal, state or other securities laws (including but not limited to the Act, as amended from time to time, and the rules and regulation from time to time promulgated thereunder, the 1934 Act, as amended from time to time, and the rules and regulation from time to time promulgated thereunder or the rules and regulations of any securities exchange) and (ii) all rules and regulations of FINRA or any other self-regulatory organization that are applicable to the Company, the Investor or any underwriter participating in the Qualified IPO, as applicable.

5. Publication. Neither the Investor nor any of its representatives shall disclose any confidential information provided to or learned by it in connection with its rights under this Agreement, including the existence of this Agreement, to any third party (other than an officer, director, employee, general or limited partner, attorney, advisor, accountant, agent or representative of such Investor who has a reason to know such information and who has an obligation of confidentiality with respect to such information) unless otherwise required by law (including, without limitation, any rule or regulation promulgated by the SEC or any other competent regulatory authority) or with the Company’s prior written consent.

6. Miscellaneous.

6.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Notwithstanding the foregoing, the rights of the Investor are assignable by the Investor, in whole or in part, only to one or more Affiliates of the Investor, and in each case, (i) only to the extent that any such assignment is in compliance with all applicable laws, rules and regulations, including the Securities Laws and Regulations, and (ii) only if (x) the Company is, within a reasonable time prior to such transfer, furnished with written notice of the name and address of each such proposed assignee or assignees and (y) each such proposed assignee or assignees agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation, Section 3 hereof.

6.2 Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements among California residents entered into and to be performed entirely within California.

6.3 Counterparts. This Agreement may be executed and delivered by facsimile or electronic signature (including pdf) and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one (1) and the same instrument.

6.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.5 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed effectively given upon the earlier to occur of actual receipt or: (a) upon personal delivery to the party to be notified, (b) when sent by electronic mail if also confirmed by facsimile sent during normal business hours of the recipient, effective as of the delivery of the facsimile; if not sent via facsimile during normal business hours, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the respective parties at the addresses set forth on the signature pages attached hereto (or at such other addresses as shall be specified by notice given in accordance with this Section 6.5).

6.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

6.7 Term and Termination. This Agreement shall be effective as of the Third Closing (as defined in the Series F Agreement). This Agreement, and all rights and obligations hereunder, shall terminate automatically and without further notice: (i) upon the consummation of a Qualified IPO and, without limiting the Investor’s rights under Section 1.5, the Private Placement if the Investor has exercised its rights under Sections 1.3 and 1.4; (ii) upon the consummation of an initial public offering: (x) that is not a Qualified IPO, (y) where the Investor and its Affiliates convert all shares of Series F Stock then held by them into Common Stock prior to such offering and (z) where the Investor is granted the right to participate in such offering or a concurrent private placement on the same terms and conditions as set forth in this Agreement; (iii) in the event that the Investor and its Affiliates and their respective successors and permitted assigns collectively cease for any reason to continue to hold at least 1,000,000 shares of Series F Stock (as adjusted for any stock dividends, combinations or splits with respect to such shares) that the Investor and its Affiliates originally purchased in the Series F Financing; or (iv) upon the consummation of any “Liquidation Event” (as such is defined in the Company’s Amended and Restated Certificate of Incorporation, as the same may be amended, supplemented or otherwise modified from time to time). Notwithstanding the foregoing, (i) Section 1.8 shall survive the termination of this Agreement and (ii) the Company’s obligations set forth in the proviso to Section 1.5 shall survive the termination of this Agreement to the extent that the Investor has indicated its interest in purchasing in the Private Placement in accordance with this Agreement and such Private Placement has not been consummated in connection with the Qualified IPO due to the circumstances set forth in Section 1.5. Notwithstanding anything to the contrary herein, if the Series F Agreement terminates prior to the Third Closing, this Agreement shall be void ab initio.

6.8 Entire Agreement; Amendments and Waivers. This Agreement and the other documents executed in connection with the Series F Financing constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and supersede any and all prior understandings and agreements, written or oral, between or among the parties hereto with respect to the specific subject matter hereof. Any term of this Agreement may be amended only with the written consent of the Company and the Investor. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party making the waiver.

6.9 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

6.10 Aggregation of Stock. All shares of Series F Stock held or acquired by Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have executed this Allocation Agreement effective as of the day and year first above written.

APPDYNAMICS, INC. a Delaware corporation

By:	/s/ Randy Gottfried
Name: Randy Gottfried
Title: Chief Financial Officer

ADAGE CAPITAL PARTNERS, LP

By:	Adage Capital Partners, GP, LLC its General Partner

By:	Adage Capital Advisors, LLC its Managing Member

By:	/s/ Daniel Lehan
Name: Daniel Lehan
Title: Chief Operating Officer